SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 September 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 07 September 2026
99.2	Transaction in Own Shares dated 08 September 2026
99.3	Transaction in Own Shares dated 09 September 2026
99.4	Transaction in Own Shares dated 10 September 2026
99.5	Transaction in Own Shares dated 11 September 2026
99.6	Transaction in Own Shares dated 14 September 2026
99.7	Transaction in Own Shares dated 15 September 2026
99.8	Transaction in Own Shares dated 16 September 2026
99.9	Transaction in Own Shares dated 17 September 2026
99.10	Transaction in Own Shares dated 18 September 2026

Exhibit No: 99.1

07 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 04 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	04 September 2026

Aggregate number of ordinary shares purchased:	15,000

Lowest price paid per share:	$ 159.5500

Highest price paid per share:	$ 160.9000

Average price paid per share:	$ 160.1784

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,843,757 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5594T_1-2026-9-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.2

08 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 07 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	07 September 2026

Aggregate number of ordinary shares purchased:	34,040

Lowest price paid per share:	$ 156.4000

Highest price paid per share:	$ 159.9000

Average price paid per share:	$ 157.9989

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,809,717 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7573T_1-2026-9-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3

09 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 08 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	08 September 2026

Aggregate number of ordinary shares purchased:	41,143

Lowest price paid per share:	$ 154.2500

Highest price paid per share:	$ 156.0000

Average price paid per share:	$ 155.4031

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,768,574 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9233T_1-2026-9-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

10 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 09 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	09 September 2026

Aggregate number of ordinary shares purchased:	71,742

Lowest price paid per share:	$ 151.9000

Highest price paid per share:	$ 154.0500

Average price paid per share:	$ 153.1961

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,696,832 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1362U_1-2026-9-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

11 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 10 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	10 September 2026

Aggregate number of ordinary shares purchased:	65,917

Lowest price paid per share:	$ 151.5000

Highest price paid per share:	$ 153.8500

Average price paid per share:	$ 153.0039

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,630,915 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3239U_1-2026-9-10.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

14 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 11 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	11 September 2026

Aggregate number of ordinary shares purchased:	70,514

Lowest price paid per share:	$ 153.2000

Highest price paid per share:	$ 154.5000

Average price paid per share:	$ 153.9273

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,560,401 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5154U_1-2026-9-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7

15 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 14 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	14 September 2026

Aggregate number of ordinary shares purchased:	49,094

Lowest price paid per share:	$ 153.3000

Highest price paid per share:	$ 154.8500

Average price paid per share	$ 154.1485

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,511,307 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7146U_1-2026-9-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8

16 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 15 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	15 September 2026

Aggregate number of ordinary shares purchased:	61,284

Lowest price paid per share:	$ 152.0000

Highest price paid per share:	$ 155.0000

Average price paid per share:	$ 153.4742

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,450,023 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9065U_1-2026-9-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.9

17 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 16 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	16 September 2026

Aggregate number of ordinary shares purchased:	60,000

Lowest price paid per share:	$ 153.1000

Highest price paid per share:	$ 154.9500

Average price paid per share:	$ 154.3240

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,390,023 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1000V_1-2026-9-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.10

18 September 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 17 September 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	17 September 2026

Aggregate number of ordinary shares purchased:	40,000

Lowest price paid per share:	$ 153.3500

Highest price paid per share:	$ 155.3000

Average price paid per share:	$ 154.0421

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,350,023 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2822V_1-2026-9-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	18 September 2026